FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of February 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: February 10, 2005



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            10 February 2005, Conversion of Securities


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Exhibit 99



             UNILEVER N.V. TO CONVERT 5 EUROCENTS PREFERENCE SHARES

The Board of Unilever N.V. today announced it has decided to convert the 5 Eurocents preference shares Unilever N.V. of 1999 into Unilever N.V. ordinary shares on 15 February 2005 after close of trading. The intention to convert in the first quarter of 2005, using existing shares, was announced in March 2004.

The conversion will be made with stock held by the company. Unilever N.V. will then buy ordinary shares in the market in 2005 to the extent required to restore the group hedging of the share option plans.

The preference shares were offered to holders of Unilever N.V. ordinary shares as part of the payment of the special dividend in 1999.

In July 2004 a number of holders of the preference shares asked the Enterprise Chamber of the Amsterdam Court of Appeal to institute an inquiry into the course of affairs surrounding the preference shares. On December 21, 2004 the Enterprise Chamber ordered the inquiry. An additional request to forbid conversion of the preference shares was rejected by the Enterprise Chamber. The conversion has no influence on the progress of the inquiry. Unilever N.V. stated earlier that it fully co-operates with the inquiry.

Upon conversion, the holders of the preference shares will receive, pro-rata to their preference shareholdings, Unilever N.V. ordinary shares (10/112 Unilever N.V. ordinary shares per preference share). After conversion the preference shares remain outstanding with a notional value of 5 Eurocent. As previously announced, it will be proposed to the Annual General Meeting, to be held in May 2005, to subsequently redeem the preference shares against repayment of this remaining notional value.

Further details on the conversion are set out on the following pages.
                                     -o0o-
February 10, 2005

Note for the editor:
More information on the preference shares can be found via the link below to Unilever's website. www.unilever.com/investorcentre/shareholderinformation/ nvshares

Unilever N.V.
Rotterdam

Conversion of Unilever N.V. NLG 0.10 Cumulative Preference Shares

As announced today, 10 February 2005, all outstanding Unilever N.V. NLG 0.10 (approximately EUR 0.05) cumulative preference shares will be converted on 15 February 2005 after close of trading.

Upon conversion, the holders of the cumulative preference shares will receive Unilever N.V. ordinary shares and the notional value of the cumulative preference shares of NLG 14.50 will be reduced to NLG 0.10.

If holders of cumulative preference shares prefer to receive more widely traded depositary receipts of Unilever N.V. ordinary shares rather than Unilever N.V. ordinary shares themselves, they must take action in accordance with the instructions from their financial institution.

Subsequently, it will be proposed at the Unilever N.V. annual general meeting of shareholders to be held in May 2005 that all outstanding cumulative preference shares are cancelled upon repayment of the notional value of NLG 0.10 and accrued dividends.

Details of the conversion

An amount corresponding to NLG 14.40 of the notional value of each outstanding cumulative preference share with a nominal value of NLG 0.10 in the share capital of Unilever N.V. (a "Preference Share") will, after close of trading on 15 February 2005 and in accordance with the provisions of Unilever N.V.'s articles of association, be converted into 10 scrips of Unilever N.V. ordinary shares each with a nominal value of NLG0.01 in the share capital of Unilever N.V. (the "Scrips").

Pursuant to the Unilever N.V. articles of association, 112 Scrips held by one person will be amalgamated by operation of law into one ordinary share with a nominal value of NLG1.12 in the share capital of Unilever N.V. in bearer form (an "Ordinary Share"). If the total number of Scrips held by a holder is not an exact multiple of 112, a number of Scrips will remain.

No organised market for Scrips will be created. The remaining Scrips are expected to be sold, or additional Scrips are expected to be purchased, in the customary manner, by Dutch banks, brokers and other financial institutions (the admitted institutions of Euronext Amsterdam N.V., hereafter the "Admitted Institutions") on behalf of the account holders.

Generally, this means that where 56 Scrips or more are held, the number will be increased by purchasing the requisite number of Scrips on behalf of the account holder to make for a holding of 112. Where less than 56 Scrips are held, these will be sold on behalf of the account holder. As a result, holders of Preference Shares are not expected to hold any Scrips post conversion.

ABN AMRO Bank N.V., as exchange agent, will arrange for the distribution of the Scrips, the amalgamation of the Scrips into Ordinary Shares and the distribution of the Ordinary Shares, all in book-entry form through the systems of Euroclear Nederland.

Proposal to cancel the Preference Shares

Commencing 16 February 2005, the Preference Shares will be traded over the stock market of Euronext Amsterdam with their new notional value of NLG0.10.

Unilever N.V. will propose at the annual general meeting of shareholders, which is to be held in May 2005, that all Preference Shares be cancelled against repayment of the new notional value of NLG0.10 (approximately EUR 0.05).

Dividends

The holders of Ordinary Shares and Scrips to be received in the conversion are entitled to the final dividend of the financial year 2004. The next payment date for dividends on these instruments is 13 June 2005.

The dividend on the Preference Shares will, in accordance with Unilever N.V.'s articles of association, be calculated on a pro-rata basis, taking into account the notional values for the relevant part of the dividend period. The next date for payment of a dividend on the Preference Shares is 9 June 2005. Upon adoption of the proposal to cancel the Preference Shares, it is intended that the next following payment of dividend and the repayment of the remaining notional value of the cancelled Preference Shares will occur at the moment of cancellation.

Exchange of Ordinary Shares into Depositary Receipts

Up to and including 29 March 2005, it is intended that holders of Preference Shares will be able, free of charge, to exchange the Ordinary Shares received by them upon conversion into the more widely held and more actively traded bearer depositary receipts of Ordinary Shares with a nominal value of NLG 1.12 (the "Depositary Receipts").

The custodians with whom they hold their Preference Shares will generally inform holders of Preference Shares about the conversion and the option to exchange the Ordinary Shares into Depositary Receipts.

Holders of Preference Shares who wish to exchange their Ordinary Shares into Depositary Receipts, should follow the instructions received from their custodians.

Admitted Institutions are requested to deliver to ABN AMRO Bank N.V., Euroclear Nederland account 009 ISS2, the Ordinary Shares that they wish to exchange free of charge into Depositary Receipts on behalf of their clients at 15.00 hours CET on 29 March 2005 at the latest.

ABN AMRO Bank N.V. will arrange for delivery of the Depositary Receipts on the basis of the number of Ordinary Shares delivered by the Admitted Institutions.


Preference Shares in registered form

Holders of Preference Shares in registered form will receive a separate notice concerning the consequences of conversion of their Preference Shares from the keeper of the register, N.V. Algemeen Nederlands
Trustkantoor ANT, Herengracht 420, Amsterdam. This notice will be posted after close of trading on 15 February 2005.

Other information

The Admitted Institutions will be paid a commission in connection with the conversion, including the buying and selling of Scrips and the exchange of Ordinary Shares into Depositary Receipts. This is intended to allow the conversion in principle to take place free of charge for the holders of Preference Shares up to and including 29 March 2005. The following time table will apply:

10 February 2005      - Announcement of the conversion
15 February 2005      - Conversion date
(after close of trading in Preference Shares on Euronext Amsterdam)
From 15 February 2005 - Start of exchange period for Ordinary Shares received in connection with the conversion into Depositary Receipts
16 February 2005      - Ex-date; first trading day of Preference Shares with
                        new notional value
21 February 2005      - Crediting of Ordinary shares to accounts of holders of
                        Preference Shares
29 March 2005         - Last day on which exchange of Ordinary Shares into
                        Depositary Receipts can take place free of charge
                       (until 15.00 hours CET)

For information about the conversion, the option to exchange Ordinary Shares into Depositary Receipts and all matters relating to the foregoing, holders of Preference Shares should contact the custodian with whom they hold their Preference Shares.

This announcement does not constitute an offer to purchase, or a recommendation to purchase or to sell or to exchange, securities. The distribution of this announcement may, in certain jurisdictions, be restricted by law. No action has been taken to allow for the offer or sale or exchange of the Preference Shares, Scrips, Ordinary Shares or Depositary Receipts by anyone in any jurisdiction in which such offer or sale or exchange is not authorised or to any person to whom this is unlawful. Every person who receives this announcement and all holders of the abovementioned securities must inform themselves of and strictly observe all restrictions applicable to them. Prior to making any investment decisions, prospective investors should consult their financial and legal advisers.

10 February 2005
Unilever N.V.
Rotterdam